April 6, 2010

Susan Block

Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Metals USA Holdings Corp.

Filed on Form S-1

Registration No. 333-150999

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 25, 2010 and the date hereof 14,130 copies of the Preliminary Prospectus dated March 25, 2010 were distributed as follows: 11,088 to 16 prospective underwriters; 2,931 to 2,931 institutional investors; 86 to 2 prospective dealers; 21 to 21 individuals; 4 to 4 rating agencies and 0 to 0 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12pm on April 8, 2010 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO. CREDIT SUISSE SECURITIES (USA) LLC J.P. MORGAN SECURITIES INC. MORGAN STANLEY & CO. INCORPORATED

As Representatives of the Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Paul D. Scherzer
Name: Paul D. Scherzer
Title: Managing Director

J.P. MORGAN SECURITIES INC.

By:	/s/ Eddy Allegaert
Name: Eddy Allegaert
Title: Executive Director

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Evan Damast
Name: Evan Damast
Title: Managing Director

[Signature Page to the Underwriters’ Acceleration Request]